

Mail Stop 3628

July 20, 2009

VIA FACSIMILE and US MAIL

Mr. Robert T. Sullivan
President
Tiberius Management, Inc.
303 East Wacker Drive - Suite 311
Chicago, IL 60601

> **Re: PetroSearch Energy Corporation**
> **Schedule TO-T/A filed July 16, 2009**
> **Filed by Tiberius Capital, LLC, et al**
> **File No. 5-80669**

Dear Mr. Sullivan:

We have reviewed the above referenced filing and have the following comments:

Exhibit (a)(5)(D): Press Release Dated July 16, 2009

1. We note your disclosure in the above referenced press release where Tiberius Capital urges all Petrosearch Energy's shareholders to vote against the merger with Double Eagle. Provide us with a reasonably detailed analysis of whether you believe an exemption for the solicitation is available. Given your status as the bidder in your current tender offer for the shares of Petrosearch, please be advised that we do not believe the exemption provided for in Rule 14a-2(b)(1) is available to you as a result of Rule 14a-2(b)(1)(ix), which renders the exemption unavailable to "any person who, because of a substantial interest in the subject matter of the solicitation, is likely to receive a benefit from a successful solicitation that would not be shared pro rata by all other holders…."

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Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

`

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (312-565-8300)
cc: Eric M. Fogel, Esq.
        Schuyler, Roche & Crisham, P.C.